

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2012

Via E-mail
Mary Helen Medina
Senior Vice President & General Counsel
Revel AC, Inc.
500 Boardwalk
Atlantic City, New Jersey 08401

>   **Re: Revel AC, Inc.**
>   **Registration Statement on Form S-4**
>   **Filed August 22, 2012**
>   **File No. 333-183492**

Dear Ms. Medina:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cautionary Statement Regarding Forward-Looking Information

1.   Your reference to the Private Securities Litigation Reform Act of 1995 does not appear consistent with Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, Page 8

2.   We note that the Series B notes will be jointly and severally guaranteed by your current subsidiaries, specifically Revel AC, LLC, Revel Atlantic City, LLC, Revel Entertainment Group, LLC and NB Acquisition, LLC. Please confirm that the guarantees provided by

these entities are full and unconditional and joint and several as required by Rule 3-10 (f) of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 41

Operating Measures, page 42

3.   We note your disclosure of the table games hold percentage in this section. Please also disclose the hold or win percentage for your slot games or advise why such information is not material. Please revise to explain the concept of hold and win percentages.

4.   Please identify and explain volume indicators that are considered key operating measures by management. In future Exchange Act reports, discuss how changes in those indicators impact your operations or advise.

The Exchange Offer; Registration Rights Agreement, page 75

Terms of the Exchange Offer; Period for Tendering Old Notes, page 75

5.   As currently represented, the offer could be open for less than 20 full business days due to the 5:00pm expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. Please refer to Rule 14d-1(g)(3) and Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

6.   We note that you may extend the offer by giving oral or written notice of the extension to note holders. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Procedures for Tendering Old Notes, page 75

7.   Please refer to the fifth paragraph of this section and the statement that "[w]e also reserve the right to waive any . . . conditions of the exchange offer as to any particular old note either before or after the expiration date . . . ." All offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or before the expiration of the offer. Please revise your disclosure accordingly.

Acceptance of Old Notes for Exchange; Delivery of New Notes, page 77

8.   On page 75, we note that any old notes not accepted will be returned "as promptly as practicable" after the expiration or termination of the exchange offer. On page 77, we

note that you will issue new notes "promptly after acceptance" of the old notes. Please revise to state that the issuer will issue the new notes or return the old notes "promptly" after expiration or termination rather than after acceptance. See Exchange Act Rule 14e-1(c).

Index to Financial Statements

9.   Please tell us how you determined you are not required to include audited financial statements of Revel Entertainment, NBA in accordance with Rule 3-05 of Regulation S-X. To the extent you have determined that the acquisition of Revel Entertainment, NBA does not represent the acquisition of a business, tell us how you applied the guidance in Rule 11-01(d) of Regulation S-X in arriving at your conclusions.

Consolidated Balance Sheets, page F-2

10.   Please reconcile the difference between the amount of common shares issued and outstanding as of December 31, 2011 as disclosed on your balance sheet for the quarterly period ended June 30, 2012 with amount disclosed on your balance sheet for the year ended December 31, 2011. We are unclear why the amount of common shares issued and outstanding as of December 31, 2011 would have changed.

FN 3, Acquisition.. page F-30

11.   Please tell us how you determined it was appropriate to record the acquisition of the membership interests of Revel Entertainment, NBA as an acquisition of assets rather than an acquisition of a business. In your response, tell us how you have applied the guidance in ASC Topic 805-10-55-7.

FN 5, Long-Term Debt.. page F-34

12.   We note your disclosure that any unexercised warrants will be automatically and mandatorily exercised on February 17, 2021. Given that the warrants are mandatorily redeemable, please tell us how you determined it was appropriate to record the detachable warrants as equity and not a liability. Within your response, please tell us the authoritative accounting literature management relied upon.

Exhibit 99.1 – Letter of Transmittal

13.   Please explain to us the significance of the last paragraph on page 3.

Exhibit 5.1 – Legality Opinion

14.   Please explain the significance of qualification (g) and the limits imposed by the noted qualification.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Bob Telewicz, Senior Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Erin E. Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Senior Counsel

cc: Rodrigo Guerra, Jr., Esq.